FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject:	Conclusion of sale of the bank’s non-material wholly-owned banking subsidiary in Russia

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

We refer to our communication dated December 5 2014 informing you of the grant of Board approval for sale of the bank’s non-material wholly-owned banking subsidiary in Russia, to Sovcombank , a Russian bank.  This is to confirm that the sale has concluded on March 17, 2015.

ICICI Bank Limited	Tel: (91-22) 2653 1414
Icici Bank Towers	Fax: (91-22) 2653 1122	Regd. Office: "Landmark",
Bandra-Kurla Complex	Website: www.icicibank.com	Race Course Circle,
Mumbai 400 051, India.	CIN: L65190GJ1994PLC021012	Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 18, 2015	By:
			Name :	/s/ Shanthi Venkatesan
			Title :	Deputy General Manager